ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: July 3, 2007



15 Year Non-Call 1 Year Spread Range Note due July 30, 2022
Linked to the 30 Year CMS Swap Rate and 2 Year CMS Swap Rate

Indicative Terms & Conditions – June 27, 2007   **Offering Period: July 3, 2007 – July 25, 2007**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1)
Offering	:	15 Year Non-Call 1 Year Spread Range Note (the "Notes")
Denominations	:	$1,000 per Note (minimum investment $1,000)

Interest Rate   :

Year 1:	7.50% – 8.00%
Years 2 – 15:	[7.50% – 8.00%] x N/D

Quarterly, 30/360, unadjusted

Where:

N = Number of Calendar Days in Reference Period where Spread fixes equal to or above the Accrual Barrier.

D = Number of Calendar Days in Reference Period.

Minimum Interest Rate is 0.00%

Accrual Barrier	:	0.00%
Spread	:	CMS30y – CMS2y
CMS 30y	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to **30** years which appears on the Reuters screen **ISDAFIX1** Page at 11:00 am New York time on each day in the Reference Period.
CMS 2y	:	Mid-market semi-annual swap rate expressed as a percentage for a USD interest rate swap transaction with a term equal to **2** years which appears on the Reuters screen **ISDAFIX1** Page at 11:00 am New York time on each day in the Reference Period.
Reference Period	:	Each period beginning on (and including) the day that is two Business Days prior to the commencement of each interest period and ending on (and excluding) the day that is two Business Days immediately before the next interest payment date.
Payment Dates	:	October 30, January 30, April 30 and July 30.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: July 3, 2007



Call Provision	: The Issuer has the right to call the Notes in whole, but not in part, at par beginning July 30, 2008 and quarterly thereafter by providing 5 business days notice.
Call Price	: 100% plus accrued interest.
Redemption Amount at Maturity	: Provided the Notes are not previously called by the Issuer, the Noteholder will receive par at maturity for each Note.
Listing	: Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com.
Business Days	: London and New York (following business day convention)
Form of Note	: Global, Book-Entry. The Notes will be represented by a single registered global note deposited with The Depository Trust Company.
Comparable Yield	: Determined on the Trade Date.
Taxation	: You should review carefully the section in the accompanying term sheet entitled "Certain U.S. Federal Income Tax Consequences" and the section in the accompanying prospectus supplement entitled "United States Federal Income Taxation." We believe that the Notes should be treated for U.S. federal income tax purposes as "contingent payment debt instruments."
Agents	: Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	: The Agents will not receive a commission in connection with the sale of the Notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Note principal amount. Deutsche Bank AG may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Note principal amount.
Calculation Agent	: Deutsche Bank AG, London
Security Codes	: CUSIP: 2515A0 DW 0 ISIN: US2515A0DW09

Relevant Dates

Offering Period	: July 3, 2007 – July 25, 2007 at 2:00 p.m. EST
Trade Date	: July 25, 2007
Issue Date	: July 30, 2007 (Trade Date plus three Business Days)
Maturity Date	: July 30, 2022

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: July 3, 2007



15 Year Non-Call 1 Year Spread Range Notes Product Snapshot

Indicative Terms

Sample Structure:

- **Issuer:** Deutsche Bank AG, London Branch (Aa1)
- **Underlying Rates:** 30-Year CMS Rate and 2-Year CMS Rate
- **Maturity:** 15 years
- **Interest Rate:**
  Year 1 7.50% – 8.00% (to be set on the Trade Date)
  Years 2 – 15 (if not called) 7.50% – 8.00% (to be set on the Trade Date), Subject to the Range Condition
  Quarterly interest payments, 30/360
- **Range Condition:** 30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate
- **Call Provision:** Callable by the Issuer 1 year from the issue date and quarterly thereafter

Positioning:

- Investor is guaranteed to receive quarterly interest payments between 7.50% – 8.00% (to be set on the Trade Date) for the first year. Thereafter, the investor receives quarterly interest payments equal to 7.50% – 8.00% (to be set on the Trade Date) *times* the percentage of the days during the applicable reference period that the 30-Year CMS Rate is equal to or greater than the 2-Year CMS Rate.
- Out of 3422 business days between May 5, 1994 and June 29, 2007, the 30-Year CMS Rate has been lower than the 2-Year CMS Rate for only 9 business days and never by more than 0.0410%.*
- Since May 5, 1994 the average difference between the 30-Year CMS Rate and the 2-Year CMS Rate has been 129bps.*





Past results do not indicate future performance

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: July 3, 2007



Upside Scenario:

- The spread between the 30-Year CMS Rate and the 2-Year CMS Rate (the "Spread") remains positive, and so Investor receives quarterly interest payments at or near the maximum interest rate of 7.50 - 8.00% (to be set on the Trade Date) for all or most of the term of the note.

Downside Scenario:

- The Notes are principal protected. Although the Notes may pay no interest payment after the first year, Investor will always receive a payment at maturity equal to the principal amount of the Notes, subject to Issuer credit risk.

Risk Considerations:

- The Notes may not pay interest after the first year.
- The Notes may be called by the Issuer one year from the issue date and quarterly thereafter.
- Liquidity and Market Risk – The Notes will not be listed on a securities exchange. DBSI intends to maintain an indicative secondary market via Bloomberg (DBUS <GO>), but two-sided liquidity may be limited.
- Credit Risk – Investors are assuming the credit risk of the issuer.

Hypothetical Analysis for an Interest Period:

Because the 30-Year CMS Rate and the 2-Year CMS Rate may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of hypothetical interest payments during the term of the Notes. The Interest Rate on the Notes during the first year will be set on the Trade Date and will be between 7.50% – 8.00%. Thereafter, the Interest Rate for each Interest Period will be calculated by multiplying a base rate, which will be set on the Trade Date and will be between 7.50% – 8.00%, by the quotient of (a) the number of calendar days in the applicable reference period for which the Spread is greater than or equal to 0 (N), divided by (b) the number of calendar days in the applicable reference period (D).

Presented below are examples of hypothetical Interest Rates for Interest Periods occurring a year or more from the Issue Date. These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that fluctuations in the Spread could have on the interest payments, assuming all other variables remain constant.

The hypothetical examples presented below assume that there are exactly 90 calendar days in the applicable reference period (D) and that the Base Rate on the Notes is equal to 8.00% per annum. Accordingly, the Interest Rate = 8.00% x N/90.

Example 1:
The 30-Year CMS Rate equals or exceeds the 2-Year CMS Rate on every day in the applicable reference period.
N = 90 and the Interest Rate per annum = 8.00% x 90/90 = 8.00%.

Example 2:
The 30-Year CMS Rate equals or exceeds the 2-Year CMS Rate on only 60 days in the applicable reference period.
N = 60 and the Interest Rate per annum = 8.00% x 60/90 = 5.33%.

Example 3:
The 30-Year CMS Rate equals or exceeds the 2-Year CMS Rate on only 30 days in the applicable reference period.
N = 30 and the Interest Rate per annum = 8.00% x 30/90 = 2.67%.



Example 4:
The 30-Year CMS Rate equals or exceeds the 2-Year CMS Rate on only 15 days in the applicable reference period.
N = 15 and the Interest Rate per annum = 8.00% x 15/90 = 1.33%.

Example 5:
The 30-Year CMS Rate does not equal or exceed the 2-Year CMS Rate on any day in the applicable reference period.
N = 0 and the Interest Rate per annum = 8.00% x 0/90 = 0.00%.

Hypothetical Analysis of Effects of Fluctuations in Interest Rates on Estimated Prices

The hypothetical mid-market prices set forth in the tables below are estimated as of July 2, 2007. These prices reflect an estimate of the value of the Notes under the scenarios set forth below without any downward or upward adjustments for bid or ask prices. Effective Duration is the measure of responsiveness of the hypothetical mid-market prices of the Notes to fluctuations in the USD swap curve, taking into account that interest payments on the Notes after the first year, if any, and the likelihood of an Issuer call may fluctuate in response to changes in the level of the Spread and interest rates in general. (The USD swap curve is a yield curve comprising rates for different swap maturities, *e.g.*, 1, 2, 3, 4, 5, 7, 10 and 30 years). Hypothetical Analysis results will be different at different points in time during the term of the Notes. Changes in market conditions and actual results are not limited to the scenarios below and will vary, perhaps materially, from the analysis.

The Notes will not be listed on a securities exchange and, therefore, there may be little or no secondary market for the Notes. Deutsche Bank AG and its affiliates may act as market makers for the Notes but are not required to do so. Accordingly, the hypothetical mid-market prices set forth below are provided for purposes of illustration only, and do not guarantee that investors will be able to trade their Notes at such prices, or at any prices, at any time during the term of the Notes.

Parallel Shift: The table below illustrates changes in Effective Duration and hypothetical mid-market prices of the Notes resulting from an instantaneous parallel shift in the entire USD swap curve from its level on July 2, 2007 by the number of basis points specified below. A parallel shift in the entire USD swap curve will affect the mid-market price of the Notes even though the Spread and, therefore, the Interest Rate payable on the Notes for the relevant Interest Period, will remain unchanged.

Parallel Shift									
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	3.05	3.56	3.82	4.25	4.66	5.02	5.29	5.44	5.53
Estimated Mid-Market Price %	103.85	103.04	102.11	101.11	100.00	98.79	97.50	96.15	94.78

Steepening Shift: The table below illustrates changes in Effective Duration and hypothetical mid-market prices of the Notes resulting from an instantaneous change in the USD swap curve above the 2-Year CMS Rate and, therefore, the spread between the 30-Year CMS Rate and the 2-Year CMS Rate points on the USD swap curve, from its level on July 2, 2007. The table below assumes that the 2-Year CMS Rate remains constant, whereas the 30-Year CMS Rate fluctuates by the number of basis points specified below.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: July 3, 2007



Steepening Shift									
Basis Points	**-100**	**-75**	**-50**	**-25**	**0**	**25**	**50**	**75**	**100**
Effective Duration	6.48	6.43	6.34	6.05	4.66	2.04	1.13	1.11	1.01
Estimated Mid-Market Price %	58.27	62.25	73.07	88.30	100.00	104.14	104.76	104.81	104.82

Backtested, hypothetical or simulated performance results discussed herein have inherent limitations. Unlike an actual performance record based on trading actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 137, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 137 or this document if you so request by calling toll-free 1-866-620-6443.